Exhibit 99.1

Medigus Announces CMS’ Publication of Fee Schedules for
Endoscopic Fundoplication Procedures Under CPT Code 43210
Effective January 2016

OMER, Israel, November 3, 2015 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that following the American Medical Association’s (AMA) decision earlier this year to create a new Category I Current Procedural Terminology (CPT®) code for esophagogastric fundoplasty (43210), the Centers for Medicare and Medicaid Services (CMS) has recently posted new payment information for endoscopic fundoplication procedures, such as the ones completed with MUSE™ (Medigus Ultrasonic Surgical Endostapler). The payment value assigned to physicians is 12.43 total relative value units (RVU), yielding a national unadjusted payment amount of $445.34. The payment value for outpatient hospitals has been grouped into Ambulatory Payment Classification (APC) 5331, which has a national unadjusted payment amount of $3,613.57. These values are expected to take effect on January 1st, 2016.

“The new reimbursement values reflect the medical community’s recognition of transoral procedures such as MUSE as valuable clinical options for physicians and patients,” said Chris Rowland, CEO of Medigus. “CMS’ decision could further support the growing availability of MUSE in the U.S. by providing physicians with appropriate reimbursement for procedures completed with MUSE.”

MUSE merges the latest advancements in microvisual, ultrasonic and surgical technologies into a comprehensive platform that allows a single physician or surgeon to perform fundoplication (stapling of the upper part of the stomach to the lower esophageal sphincter), a procedure intended to deliver long-term relief from GERD.

The AMA’s Specialty Society Relative Value Scale Update Committee (RUC), a panel of specialty medical experts, provides relative value recommendations to the Centers for Medicare & Medicaid Services (CMS). Each CPT code is assigned a RVU, which is based on three components: physician’s work, practice expenses, and malpractice insurance. Specialty gastroenterology and surgical societies AGA, ACG, ASGE, ASGS and SAGES were amongst the experts who reviewed and approved this recommendation.

For more information, please visit: https://www.cms.gov/Newsroom/MediaReleaseDatabase/Fact-sheets/2015-Fact-sheets-items/2015-10-30-2.html.

About Current Procedural Terminology (CPT®)
Decided upon by the CPT Editorial Panel, CPT codes are nationally recognized codes that the healthcare community uses to report all treatment options being administered to patients. The purpose of CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services, and thereby serves as an effective means for reliable nationwide communication among physicians and other healthcare providers, patients, and third parties. Proposals for new CPT codes undergo rigorous review by numerous specialty societies and others, including the Centers for Medicare and Medicaid Services (CMS), who ultimately make recommendations on reimbursement value. CPT® is registered trademark of the American Medical Association. For more information on CPT codes, visit the AMA website.

About MUSE
The MUSE system is a leading technology in Natural Orifice Endoscopic Surgery procedures. The single operator system performs anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler is designed to be operated by a single user, includes a handle with controls, an 80cm flexible shaft, a 5cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip. The MUSE system is FDA cleared and CE marked, and has also has obtained the necessary licenses to market the product in Canada and Israel.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com